Management Report   "Unaudited"

MYXR, Inc.
For the period ended December 31, 2018

Prepared by

Supporting Strategies Santa Monica (Console)

Prepared on

December 18, 2020

Table of Contents

Profit and Loss "Unaudited"

January - December 2018

	Total
INCOME	
MYXR Experience Platform	600,000.00
Total Income	**600,000.00**
GROSS PROFIT	**600,000.00**
EXPENSES	
G&A	
Accounting	14,445.95
Advertising and Promotion	2,540.39
Automobile Expense	675.77
Bank Service Charges	1,484.08
Computer and Internet Expenses	344.63
Computer Software	980.88
Conferences/Seminars	100.00
Consulting	
Consulting - CEO Payable	22,784.25
Consulting - Corp	35,000.00
Consulting - Engineering	12,578.13
Consulting - Investor Relations	25,000.00
Consulting - Marketing	36,713.75
Consulting - Sales	100,513.38
Total Consulting	**232,589.51**
Depreciation Expense	36,573.00
Digital Hosting	900.00
Dues and Subscriptions	1,424.12
Insurance Expense	508.88
Interest Expense	94,389.12
Legal & Professional Fees	7,068.02
Marketing	235.98
Memberships	10,727.86
Merchant Fee	160.30
Miscellaneous	2.00
Office Supplies	33.53
Online Services	2,200.47
Online Services - Data/Cloud Services	6,945.53
Online Services - Sales	5,742.92
Total Online Services	**14,888.92**
Online Software	5,742.68
Parking	49.50
Postage and Notary	376.88
Product Management	34,400.00
Public Relations	1,157.41
Rent	

		Total
	Rent - Office Space	18,900.00
	Rent - Storage Space	1,202.30
	Total Rent	**20,102.30**
Supplies		764.43
Telephone Expense		2,453.03
Travel & Entertainment		
	Business Meals	6,912.85
	Entertainment	271.03
	Staff Meals	1,779.95
	Travel	21,297.82
	Travel Meals	1,497.63
	Total Travel & Entertainment	**31,759.28**
Website & Domain		724.86
Total G&A		**517,603.31**
MYXR Digital Expense		7.00
MYXR Engage Product		
R&D - MYXR ENGAGE		1,500.00
TBF Project		
	Product Development/Engineering - TBF	2,320.00
	Total TBF Project	**2,320.00**
Total MYXR Engage Product		**3,820.00**
MYXR Experience Platform Expense		
49ers Phase 1 POC		
	49er's Partnership	300,000.00
	Consulting - Engineering - 49ers	37,400.00
	General Launch Expense - 49ers	200.00
	Marketing - 49ers	1,250.00
	Travel Expense - 49ers	664.67
	Total 49ers Phase 1 POC	**339,514.67**
Levi's SOW #1		
	Commission on Sales - Levi's	3,750.00
	General Launch Expense - Levi's	200.00
	R&D - Levi's	33,000.00
	Total Levi's SOW #1	**36,950.00**
Total MYXR Experience Platform Expense		**376,464.67**
Taxes		
	Franchise Tax Board - CA	1,050.00
	Secretary of State - CA	25.00
	Tax - Delaware	400.00
	Total Taxes	**1,475.00**
Uncategorized Expense		13,328.30
Total Expenses		**912,698.28**
NET OPERATING INCOME		**-312,698.28**
OTHER INCOME		

	Total
interest Income	0.38
Total Other Income	**0.38**
NET OTHER INCOME	0.38
NET INCOME	$ -312,697.90

Management Report "Unaudited"

MYXR, Inc.
For the period ended December 31, 2019

Prepared by

Supporting Strategies Santa Monica (Console)

Prepared on

December 18, 2020

UNAUDITED FINANCIALS

Table of Contents

Profit and Loss   "Unaudited"

January - December 2019

	Total
INCOME	
MYXR Digital	20,000.00
Other	5,286.30
Total Income	**25,286.30**
GROSS PROFIT	**25,286.30**
EXPENSES	
G&A	
Accounting	7,350.59
Advertising and Promotion	320.00
Automobile Expense	446.99
Bank Service Charges	2,766.00
Computer and Internet Expenses	99.00
Computer Software	344.98
Consulting	30,000.00
Consulting - CEO Payable	180,000.00
Consulting - Corp	55,761.33
Total Consulting	**265,761.33**
Dues and Subscriptions	245.18
Insurance Expense	333.05
Interest Expense	4,232.88
Investor Meeting Expense	1,778.77
Legal & Professional Fees	
Contract and Corporate Matters	11,902.00
Litigation/Disputes	3,000.00
Total Legal & Professional Fees	**14,902.00**
Merchant Fee	145.65
Miscellaneous	30.28
Office Supplies	352.98
Online Services	
Online Services - Data/Cloud Services	7,486.80
Online Services - Sales	903.11
Total Online Services	**8,389.91**
Online Software	310.40
Parking	2.63
Postage and Notary	463.51
Rent	
Rent - Office Space	16,422.12
Rent - Storage Space	5,981.45
Total Rent	**22,403.57**
Supplies	61.08
Telephone Expense	1,624.22
Travel & Entertainment	

	Total
Business Meals	1,015.33
Staff Meals	410.21
Travel	3,576.95
Travel Meals	675.46
Total Travel & Entertainment	**5,677.95**
Utilities	30.00
Website & Domain	109.25
Total G&A	**338,182.20**
MYXR Digital Expense	9,910.77
MYXR Experience Platform Expense	
49ers Phase 1 POC	
Consulting - Engineering - 49ers	1,500.00
Total 49ers Phase 1 POC	**1,500.00**
Levi's SOW #1	
Digital Advertisement	400.00
Total Levi's SOW #1	**400.00**
Red Sox	
R&D Engineering - Red Sox	4,500.00
Total Red Sox	**4,500.00**
Total MYXR Experience Platform Expense	**6,400.00**
Taxes	
Franchise Tax Board - CA	800.00
Tax - Delaware	450.00
Total Taxes	**1,250.00**
Total Expenses	**355,742.97**
NET OPERATING INCOME	-330,456.67
OTHER INCOME	
interest Income	0.10
Total Other Income	**0.10**
NET OTHER INCOME	0.10
NET INCOME	$ -330,456.57